NSAR ITEM 77C

Van Kampen American Capital Bond Fund


(a)	An Annual Meeting of Shareholders was held on December 18, 1997.

(b)	The election of Trustees of Van Kampen American Capital Bond Fund
	(the "Fund") included:

	David C. Arch, Rod Dammeyer, Howard J Kerr, Dennis J. McDonnell, Steven Muller, Ph.D., Theodore A. Myers, Hugo F. Sonnenschein and Wayne W. Whalen

(c)	The following were voted on at the meeting:

	4)	For each AC Fund, to Ratify the Selection of Ernst & Young LLP
		Independent Public Accountants for its Current Fiscal Year.

                  For     7,629,477              Against 35,089